

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (801) 568-9111

December 14, 2010

Gary C. Lewis
Chief Executive Officer
Uplift Nutrition, Inc.
252 West Cottage Avenue
Sandy, UT 84070

Re: Uplift Nutrition, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 2, 2010
File No. 000-52890

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 4(T). Controls and Procedures

1. We note that you provided a conclusion on internal control over financial reporting at each quarter end. Please amend your filings on Form 10-Q to provide the information required by Item 307 of Regulation S-K with respect to your conclusion of disclosure controls and procedures.

Exhibit 31.1

2. Please confirm to us that you will use the exact wording of the certification provided in Item 601(b)(31)(i) of Regulation S-K in future filings, including the amendments to Form 10-Q addressed above. For example, we note that your certification had the following differences: (1) omission of the language regarding “internal control over financial

reporting" in paragraphs 5, 5(a) and 5(b) of the certifications; (2) no specification of the periodic report and identification of the registrant in paragraph 1; and (3) use of the term "small business issuer" as opposed to "registrant" in paragraphs 4, 4(a), 4(c) and 4(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan C. Milne, Accounting Branch Chief at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services